09056885

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66333

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ironstone Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4300 Six Forks Road
(No. and Street)

Raleigh (City) NC (State) 27609 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Bogaczyk (919) 716-7391
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes PLLC
(Name – *if individual, state last, first, middle name*)

Suite 500, 2501 Blue Ridge Road, Raleigh, NC 27607
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ramsey Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ironstone Securities, Inc., as of December 31st, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this 19th day of February 2009

Signature

President

Title

Notary Public

My Commission Expires 6-4-2011.

AMY C. KORNEGAY NOTARY PUBLIC WAKE COUNTY, NC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

INDEPENDENT AUDITORS' REPORT

Board of Directors
IronStone Securities, Inc.:

We have audited the accompanying balance sheet of IronStone Securities, Inc. (a wholly owned subsidiary of First-Citizens Bank & Trust Company) (the Company) as of December 31, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IronStone Securities, Inc. as of December 31, 2008 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dixon Hughes PLLC

Raleigh, North Carolina
February 26, 2009

2501 Blue Ridge Road, Suite 500
Raleigh, NC 27607
Ph. 919.876.4546 Fx. 919.876.8680
www.dixon-hughes.com

Assets	
Cash, noninterest-bearing (note 3)	$ 165,138
Cash, interest-bearing	350,000
Commissions receivable	568
Premises and equipment, net (notes 2 and 3)	147
Prepaid expenses	7,404
Deferred tax assets (note 4)	8,103
Deposits with clearing organization	25,000
Total assets	$ 556,360
Liabilities and Stockholder's Equity	
Liabilities:	
Due to Related Parties (note 3)	$ 10,991
Pension liability (note 5)	17,700
Total liabilities	28,691
Stockholder's equity (note 6):	
Common stock, $1 par value. Authorized 1,000 shares; issued and outstanding 1,000 shares	1,000
Additional paid-in capital	749,000
Accumulated deficit	(222,331)
Total stockholder's equity	527,669
Total liabilities and stockholder's equity	$ 556,360

See accompanying notes to financial statements.

IRONSTONE SECURITIES, INC.
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Statement of Operations
Year Ended December 31, 2008

Revenues:	
Commissions	$ 651,572
Other income	25,969
Total revenues	677,541
Expenses:	
Employee compensation and benefits (note 5)	422,622
Fees paid to Related Parties (note 3)	210,742
Fees to clearing broker	43,255
Occupancy expense (note 3)	4,005
Travel expense	41,774
Equipment expense	17,086
Printing and office supplies	620
Interest expense (note 3)	419
Other expenses	67,383
Total expenses	807,906
Loss before income taxes	(130,365)
Income tax benefit (note 4)	(36,819)
Net loss	$ (93,546)

See accompanying notes to financial statements.

IRONSTONE SECURITIES, INC.

(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2008

	Common stock		Additional paid-in	Accumulated	Total stockholder's
	Shares	Amount	capital	deficit	equity
Balance at December 31, 2007	1,000	$ 1,000	$ 749,000	$ (128,785)	$ 621,215
Net loss	-	-	-	(93,546)	(93,546)
Balance at December 31, 2008	1,000	$ 1,000	$ 749,000	$ (222,331)	$ 527,669

See accompanying notes to financial statements.

Statement of Cash Flows
Year Ended December 31, 2008

Cash flows from operating activities:	
Net loss	$ (93,546)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	197
Decrease in net receivable from clearing organization	11,283
Deferred tax expense	8,076
Decrease in other assets	5,486
Decrease in due to Related Parties	(30,637)
Net change in accrued salary expense and other liabilities	(10,521)
Net cash used in operating activities	(109,662)
Decrease in cash	(109,662)
Cash at beginning of year	624,800
Cash at end of year	$ 515,138
Supplemental cash flow information:	
Income tax refunds (distributed by Parent)	$ -
Interest payments (paid to Parent)	$ 419

See accompanying notes to financial statements.

(1) Organization

IronStone Securities, Inc. (IronStone Securities or the Company) was organized as a North Carolina corporation, and on November 24, 2003, it became a wholly owned subsidiary of First-Citizens Bank & Trust Company (the Parent) through the issuance of 1,000 shares of $1 par value common stock. The Parent is a wholly owned subsidiary of First Citizens BancShares, Inc. (BancShares), a financial holding company located in Raleigh, North Carolina. Significant shareholders of BancShares are also significant shareholders of Fidelity BancShares (N.C.), Inc. (Fidelity) and Southern BancShares (N.C.), Inc. (Southern). Fidelity, Southern, the Parent, its wholly owned subsidiary, IronStone Bank, and other subsidiaries of BancShares are collectively referred to as "Related Parties".

IronStone Securities is a registered broker/dealer in securities with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission, a registered investment adviser, and a licensed insurance agency. The Company is an introducing broker-dealer that introduces brokerage accounts to a clearing agent that handles all the clearing activities. Revenue is earned through commissions and fees earned on transactions with its customers. The majority of IronStone Securities' customers are located in the southeastern and western United States in markets served by IronStone Bank and Related Parties.

(2) Summary of Significant Accounting and Reporting Policies

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America. The more significant of these policies used in preparing the Company's financial statements are described in this summary.

(a) ***Premises and Equipment***

Premises and equipment (which primarily consist of leasehold improvements, furniture, fixtures, and equipment) are stated at cost less accumulated depreciation of $835 at December 31, 2008. For financial reporting purposes, depreciation is computed by the straight-line method over the estimated useful lives of the assets, which is generally from three to ten years.

(b) ***Income Taxes***

The Company is included in the consolidated federal income tax return of BancShares, and computes its tax expense for federal income taxes using BancShares' federal income tax rate. A tax allocation arrangement exists between the Company and BancShares. State income taxes are computed on a separate company basis since the Company files separate state income tax returns.

Deferred income taxes are recorded for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted rates expected to be in effect when such amounts are realized or settled.

(2) Summary of Significant Accounting and Reporting Policies (Continued)

(c) *Commission Revenue*

Commissions earned on sales and purchases of securities for customers are recorded on a settlement date basis, which does not differ materially from a trade date basis.

(d) Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. Actual results could differ from those estimates.

(3) Transactions with Related Parties

Expenses discussed in this note are allocated under various methods determined by the Company and Related Parties and are subject to change.

Under an agreement with the Parent, IronStone Securities is charged interest at the prime rate for any outstanding balances Due to Parent. Such interest expense paid to Parent totaled $419 for the year ended December 31, 2008.

The Company has entered into a revenue allocation arrangement with the Related Parties, pursuant to which the Company pays an agreed upon percentage of its gross revenues referred by such Related Parties. In addition, the Company pays a management fee to Related Parties as compensation for various executive management and professional services. Such fees paid to Related Parties totaled $157,078 for referrals and $53,664 for management fees, respectively, for the year ended December 31, 2008.

The Company pays an occupancy expense and purchases equipment from Related Parties, as applicable. The Company's total occupancy expense to Related Parties for the year ended December 31, 2008 was $4,005.

At December 31, 2008, the Company had $165,138 in a noninterest bearing demand deposit account at the Parent. Due to Related Parties consists of various items paid by the Parent on behalf of the Company, such as income taxes and revenue allocation accruals per the Company's applicable contract with Related Parties.

(4) Income Taxes

The components of income tax benefit are as follows:

		2008
Current:		
Federal	$	(44,895)
State		-
		(44,895)
Deferred:		
Federal		(5,163)
State		13,239
		8,076
	$	(36,819)

The income tax benefit for the period differed from the amount computed by applying the Parent's federal income tax rate of 35% to loss before income taxes because of the following:

		Amount	Percent
Income tax benefit at federal rate	$	(45,628)	(35.00)%
Increase in income taxes arising from:			
State income taxes, net of federal income tax benefit		8,605	6.60%
Other		204	.16%
	$	(36,819)	(28.24)%

Net deferred tax assets of $8,103 consist primarily of temporary differences related to organization and start-up costs and state net operating losses and are included in other assets. A 100% state tax valuation allowance of $13,239 has been established in 2008 as management has determined it is not more likely than not that the result of future operations will generate sufficient state taxable income to realize the deferred tax assets for state purposes.

(5) Employee Benefit Plans

The Parent sponsors a noncontributory, qualified defined benefit pension plan (the Pension Plan) covering substantially all full-time employees, including the employees of the Company. Under the Pension Plan, benefits are based on years of service and average earnings. The Parent's policy is to fund amounts approximating the maximum amount that is deductible for federal income tax purposes. The Pension Plan's assets consist of investments in the Parent's common trust funds, which include listed common stocks and fixed income securities, as well as investments in mid-cap and small-cap stocks through unaffiliated money managers. Net periodic pension expense of $7,200 was allocated to the Company on a per-employee basis, based on the total pension expense for BancShares which was determined by an independent actuary.

(5) Employee Benefit Plans (Continued)

Certain employees are also eligible to participate in the Parent sponsored defined contribution savings plan. At the end of 2007, current employees were given the option to participate in the defined benefit plan or elect to join an enhanced defined contribution savings plan (CAP). In addition to the employer match of the employee contributions, the enhanced CAP plan provides a guaranteed, discretionary contribution to plan participants if they remain employed at the end of each calendar year. During the year, the Company made contributions of $12,259 to the CAP Plan. The CAP Plan is available for employees after completion of thirty-one days of consecutive service.

(6) Net Capital Requirements

IronStone Securities is a registered broker/dealer in securities with the FINRA. IronStone Securities is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) (the Rule), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital as defined by the Rule, shall not exceed 15 to 1.

At December 31, 2008, the Company had net capital as defined of $418,904 which was $168,904 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was .07 to 1.

(7) Fair Value of Financial Instruments

IronStone Securities' financial instruments are cash, commissions receivable, due to Related Parties, accrued salary expense, and other liabilities. The carrying values of these on-balance sheet financial instruments approximate their fair values. IronStone Securities has no off-balance sheet financial instruments.

(8) Subsequent event

In February 2009, FINRA approved the application of the Company, pursuant to NASD Rule 1017, for a change in ownership and operations, whereby the Company's operations and personnel will be merged into an affiliate, First Citizens Investor Services, Inc. (FCIS). The merger will result in FCIS assuming the customer accounts and any remaining assets and liabilities of the Company. The Company's membership in FINRA and its SEC registration will be withdrawn upon conclusion of the merger.

IRONSTONE SECURITIES, INC.
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Computation of Aggregate Indebtedness and Net Capital
Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2008

Aggregate indebtedness:		
Accounts payable, accrued liabilities and due to Related Parties	$	28,691
Net capital:		
Total stockholder's equity		527,669
Less nonallowable assets:		
Premises and equipment, net		(147)
Excess cash deposit with the Parent bank		(85,566)
Other assets		(15,493)
Other receivables		(559)
Tentative net capital		425,904
Haircut adjustment		7,000
Net capital		418,904
Capital requirement		250,000
Excess net capital	$	168,904
Ratio - aggregate indebtedness to net capital		0.07

The above computations do not differ materially from the Company's computations, as shown in its FOCUS Report Form X- 17A-5, Part II-A, dated December 31, 2008.

See accompanying independent auditors' report.

IRONSTONE SECURITIES, INC.
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2008

The Company is subject to the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company does not hold customer cash or securities. Checks are received in the name of the Company or the clearing agent and are immediately restrictively endorsed and deposited in a bank account of the clearing agent or product underwriter, as applicable. Securities received are forwarded overnight to the clearing agent. The Company fully introduces brokerage accounts to the clearing agent and the Company does not have balances which would be included in a reserve computation. Therefore, the reserve requirement under Rule 15c3-3 was $0 at December 31, 2008.

The above computation does not materially differ from the Company's computation, as shown in its FOCUS Report Form X-1 7A-5, Part II-A, dated December 31, 2008.

There are no liabilities subordinated to claims of creditors at December 31, 2008.

See accompanying independent auditors' report.

DIXON HUGHES PLLC

Certified Public Accountants and Advisors

Independent Auditors' Report on
Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Management
IronStone Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of IronStone Securities, Inc. (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's ("SEC") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors and management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes PLLC

Raleigh, North Carolina
February 26, 2009

IRONSTONE SECURITIES, INC.

(A WHOLLY OWNED SUBSIDIARY OF FIRST-CITIZENS BANK & TRUST COMPANY)

Financial Statements and Schedules

December 31, 2008

(With Independent Auditors' Report Thereon)